Filed by Resolute Energy Corporation

(Commission File No. 001-34464)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Resolute Energy Corporation

(Commission File No. for Registration Statement

on Form S-4 filed by Cimarex Energy Co.: 333-228809)

Date: February 6, 2019

Resolute / Cimarex Merger February 2019

Cautionary statements Page 2 Cautionary Statement Regarding Forward-Looking Information Statements in this presentation, other than statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “target”, “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised”, “believes,” “predicts,” “potential,” “continue,” “de-risks,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Such forward looking statements include statements regarding the proration of the merger consideration, potential upside in Cimarex stock performance, operational synergies resulting from the proposed transaction, advantages of combined company scale, post-transaction financial position of the combined company, anticipated closing date of the proposed transaction, and risks of Resolute remaining a standalone company. Forward-looking statements in this presentation include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: the expected timing and likelihood of completion of the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Resolute may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the outcome of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Cimarex and Resolute to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits, the volatility in commodity prices for oil and natural gas, the risk of the impact of a downgrade in credit rating, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government and tax regulation or other actions, the ability of management to execute its plans to meet its goals and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Resolute’s control. Additional factors that could cause results to differ materially from those described above can be found in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.cimarex.com and on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov, and in Resolute’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Resolute’s website at http://www.resoluteenergy.com and on the SEC’s website at http://www.sec.gov. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Neither Resolute or Cimarex undertakes any obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this presentation. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. This presentation also contains certain forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating overall financial performance. These measures may not be comparable to similar measures presented by other companies and should not be viewed as a substitute for measures reported under U.S. GAAP. This presentation contains references to EBITDA and net debt. EBITDA is calculated as earnings before interest, taxes, depreciation and amortization expenses. EBITDA is a non-GAAP financial measure as it excludes amounts included in net earnings, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net earnings or other measures derived in accordance with GAAP. Net debt is calculated as total debt minus the sum of cash and cash equivalents. This measure should not be considered as an alternative to total debt or other measures derived in accordance with GAAP. Due to the forward-looking nature of the aforementioned non-GAAP financial measures, management cannot reliably or reasonably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures. Accordingly, we are unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures. Amounts excluded from these non-GAAP measures in future periods could be significant. Production rates, including “early time” rates, 24hour peak IP rates, 30, 60, 90, 120 and 150 day peak IP rates, for both our wells and for those wells that are located near to our properties are limited data points in each well’s productive history and represent three stream gross production. These rates are sometimes actual rates and sometimes extrapolated or normalized rates. As such, the rates for a particular well may change as additional data becomes available. Peak production rates are not necessarily indicative or predictive of future production rates, EUR or economic rates of return from such wells and should not be relied upon for such purpose. Equally, the way we calculate and report peak IP rates and the methodologies employed by others may not be consistent, and thus the values reported may not be directly and meaningfully comparable. Lateral lengths described are indicative only. Actual completed lateral lengths depend on various considerations such as leaseline offsets. Standard length laterals, sometimes referred to as 5,000 foot laterals, are laterals with completed length generally between 4,000 feet and 5,500 feet. Midlength laterals, sometimes referred to as 7,500 foot laterals, are laterals with completed length generally between 6,000 feet and 8,000 feet. Long laterals, sometimes referred to as 10,000 foot laterals, are laterals with completed length generally longer than 8,000 feet. Additional Information and Where to Find it This presentation does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Resolute and Cimarex. In connection with the proposed transaction, Cimarex has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Resolute and a prospectus of Cimarex. The registration statement became effective on January 30, 2019. Resolute filed with the SEC a proxy statement on Schedule 14A on January 30, 2019. The proxy statement / prospectus was mailed to stockholders of Resolute on or about January 30, 2019. Each of Resolute and Cimarex also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND CIMAREX ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents containing important information about Resolute and Cimarex, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Resolute will be available free of charge on Resolute’s website at https://www.resoluteenergy.com/ under the tab “Investors” and then under the heading “SEC Filings.” Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.” Certain Information Concerning Participants Resolute, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Cimarex is set forth in Cimarex’s proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 30, 2018. Information about the directors and executive officers of Resolute, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the proxy statement / prospectus and in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 18, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Resolute or Cimarex using the sources indicated above.

Resolute representatives Joe Citarrella, Independent Director (representing 10% stockholder) Wilkie Colyer, Independent Director (representing 8% stockholder) Rob Raymond, Independent Director (representing 2% stockholder) Rick Betz, Chief Executive Officer & Director Ted Gazulis, Executive Vice President & Chief Financial Officer Michael Stefanoudakis, Executive Vice President, Corporate Development/Strategy, General Counsel and Secretary Page 3

Transaction overview and highlights Resolute/Cimarex merger announced November 19, 2018 60% stock and 40% cash1 0.2366 shares of Cimarex stock and $14.00 cash per Resolute share, assuming full proration Transaction will be considered tax free reorganization2 Represented a 15% premium to Resolute’s prior day close and an 18% premium to 30 day VWAP Fully supported by voting agreements representing 26% of outstanding shares4 Including Monarch Alternative Capital, Goff Capital, RR Advisors Page 4 Assuming November 16, 2018 closing prices No gain or loss will generally be recognized upon the exchange of Resolute shares for Cimarex shares except to the extent of cash consideration received As reported in each Form 10-Q and earnings release for the quarter ended September 30, 2018 Beneficial ownership as of November 18, 2018 Note: As of date of announcement Operating Metrics Pro Forma Enterprise Value ($BN)1 $1.6 $9.1 $10.7 Delaware Basin Net Acres 21,100 259,000 280,100 Reeves County Net Acres 21,100 61,853 82,953 Production (MBoe/d)3 34.8 218.6 253.4 Oil (MBbl/d)3 15.8 63.9 79.6 Upside potential in Cimarex stock

Compelling strategic rationale for Cimarex merger Page 5 $ $ ROR REN XEC Combination of two top tier Delaware Basin acreage positions with complementary operations Scale and credit profile of combined company significantly de-risks standalone Resolute business model Cimarex technical advances can be applied to further improve rates of return on Resolute acreage Investment grade balance sheet provides stability in a time of volatility in commodity and capital markets Thorough marketing process resulted in attractive valuation with potential upside in combined company

Resolute benefits from combined company scale Diversified asset base: Delaware Basin and Mid Continent Cimarex’s extensive operational experience augments Resolute knowledge base Similar disciplined, returns-driven approach to investment decisions Opportunity to optimize well spacing and lateral length Page 6 Larger position provides economies of scale and increased opportunities when negotiating with oil and gas service providers and midstream companies Pro forma Delaware Basin leasehold map

100% 80% 60% 40% 20% 0% 250,000 200,000 150,000 100,000 50,000 0 Average cum 180 Boe (norm. 7,500’ lateral length) 53% A F D E C B G H XEC I REN % Oil 180 day average production per well (Boe) Resolute and Cimarex assets are among the most productive in the Delaware Basin Combination with Cimarex enhances exposure to superior asset quality for Resolute stockholders Leading results vs peers Page 7 Source: IHS, includes all horizontal targets producing in Delaware Basin from 1/1/2015 Operators (listed alphabetically) include: APC, BP, CXO, DVN, EOG, FANG, MTDR, RDS, WPX 200,000 160,000 120,000 800,000 40,000 0 100% 80% 60% 40% 20% 0% 53% A B C D E F G H XEC I REN % Oil Average cum 180 Bbl (norm. 7,500’ lateral length) 180 day average production per well (Bbl of oil)

Financial strength improves dramatically post-merger Combined market cap of approximately $8 billion1 Investment grade balance sheet with combined net debt/2019E EBITDA2 of 0.8x Larger stockholder base with significant trading liquidity Average $125 million of daily trading value in 2017-2018 Cimarex shares to be issued in merger equal four days average trading volume Current dividend yield on Cimarex common shares of ~1% Page 8 Market cap as of close on January 31, 2019 Net debt as of September 30, 2018 and EBITDA estimates based on Wall Street Consensus per FactSet as of January 31, 2019. Cimarex leverage comparison – Net debt / 2019E EBITDA1 Investment Grade Includes 0 Investment Grade Companies 0.4x 2.2x 0.8x 1.5x 0.0x 1.0x 2.0x 3.0x Cimarex Resolute Combined Permian Peers

Merger results from thorough strategic review process Strategic review process started in May 2018 following settlement with Monarch, consistent with input from large stockholders Full Board, including stockholder representatives, directed a strategic process which included an evaluation of a broad range of alternatives Petrie Partners and Goldman Sachs acted as financial advisors While continuing to focus on the 2018 development plan, Resolute publicly expressed openness to potential strategic combinations Page 9

Thorough sales process provided market test Resolute conducted a rigorous, broad outreach process in line with recent upstream mergers and including all likely counterparties in the opinion of Board and its advisors Thirteen total companies were contacted to assess interest Five companies that expressed interest signed NDAs and were granted access to data rooms One proposal was received Wide cross section of companies contacted including: Super-major; large cap multi-basin; mid-cap multi-basin; large cap Permian pureplay; small to mid-cap Permian pureplay Page 10

Recent merger timelines: pre-announcement Page 11 Rigorous process consistent with recent transactions Note: Table includes the following transactions (no particular order) – CXO/RSPP, FANG/EGN, EQT/RICE, NBL/CWEI, NBL/ROSE, and RRC/MRD 16 2 6 14 7 9 1 2 2 2 1 4 9 2 13 1

Transaction negotiated at time of relative strength For twelve months prior to announcement on November 19, 2018: Resolute common stock outperformed both peers and Cimarex Resolute shares experienced higher relative volatility but remained in an elevated trading range Page 12 Note: Market data per FactSet as of November 16, 2018 Permian peers includes CDEV, CPE, FANG, HK, JAG, LPI, LLEX, PE and ROSE Permian peers1: (26.3%) Resolute: +14.6% Indexed performance (November 16, 2017 - November 16, 2018) Cimarex: (23.2%)

Resolute shares have traded well in a volatile market Subsequent to announcement on November 19, 2018: Resolute common stock has outperformed both peers and Cimarex Positive market reaction to merger demonstrated by relative strength of Cimarex and Resolute stock on day of announcement Cash component of transaction has provided support to Resolute share price and reduced relative volatility Page 13 Permian peers1:: (19.3%) Resolute: +7.3% Cimarex: (15.1%) Indexed performance (since November 16, 2018) Note: Market data per FactSet as of January 31, 2019 Permian peers includes CDEV, CPE, FANG, HK, JAG, LPI, LLEX, PE and ROSE

Updated transaction value Page 14 As of January 31, 2019 Estimates based on current Wall Street Consensus per FactSet as of January 31, 2019 1 1 1 1 1 1 1 1

Deal priced at 90% of Resolute 52-week high Cimarex shares at 69% of 52-week high Relative price comparison: pre-announcement Page 15 Note: Market data per FactSet as of November 16, 2018 Companies 1-5 are Permian-focused operators 52-week stock price range on day before announcement Percent of 52-week high on day before Resolute/Cimarex announcement Trans. Price $35.00 11/16/18 Close: $30.49 $88.76 60% 64% 76% 68% 82% 81% 78% 90% 69% 64% 0.66 0.67 0.69 0.71 0.72 0.74 0.75 0.77 0.78 0.80 0.81 0.83 0.85 0.86 0.88 0.89 0.91 0.97 0.98 100% 61% 0.63 0.64 0.66 0.68 0.70 0.71 0.73 0.75 0.76 0.78 0.80 0.81 0.83 0.85 0.86 0.88 0.90 0.97 0.98 100% 76% 0.77 0.78 0.79 0.80 0.81 0.82 0.83 0.84 0.85 0.86 0.87 0.88 0.90 0.91 0.92 0.93 0.94 0.98 0.99 100% 59% 0.61 0.63 0.65 0.66 0.68 0.70 0.72 0.73 0.75 0.77 0.79 0.81 0.82 0.84 0.86 0.88 0.89 0.96 0.98 100% 67% 0.69 0.70 0.72 0.73 0.74 0.76 0.77 0.79 0.80 0.82 0.83 0.84 0.86 0.87 0.89 0.90 0.91 0.97 0.99 100% 49% 0.51 0.54 0.56 0.58 0.60 0.63 0.65 0.67 0.69 0.71 0.74 0.76 0.78 0.80 0.82 0.85 0.87 0.96 0.98 100% 76% 0.77 0.78 0.79 0.80 0.81 0.82 0.83 0.84 0.85 0.86 0.87 0.89 0.90 0.91 0.92 0.93 0.94 0.98 0.99 100% 66% 0.68 0.69 0.71 0.72 0.74 0.75 0.77 0.78 0.80 0.81 0.83 0.84 0.85 0.87 0.88 0.90 0.91 0.97 0.99 100% Company 2 Company 3 Company 4 Company 5 Resolute Cimarex S&P E&P Company 1 52-week low 52-week high $25.04 25.64 26.25 26.85 27.45 28.06 28.66 29.26 29.86 30.47 31.07 31.67 32.28 32.88 33.48 34.09 34.69 35.29 37.70 38.31 $38.91 $78.52 80.70 82.88 85.06 87.24 89.42 91.60 93.78 95.96 98.14 #### #### #### #### #### #### #### #### #### #### $128.66 Resolute Cimarex

Resolute / Cimarex historical exchange ratio Transaction exchange ratio approximates three year peak Page 16 Note: Market data per FactSet as of November 16, 2018 More Favorable for Resolute Less Favorable for Resolute Announcement date: November 19, 2018 Three year average ratio: 0.2387 (pre-announcement) Twelve month average ratio: 0.3325 (pre-announcement) Transaction exchange ratio: 0.3943 Exchange ratio approximates three-year highs Historical trading ratio (Resolute share price / Cimarex share price) Transaction Terms Shareholder election $35 / share of cash 0.3943 shares of XEC, or $14 / share of cash (40%) + 0.2366 XEC shares (60%), at full proration

Analysts supportive of transaction Page 17 “XEC’s Delaware Basin results are among the most prolific in the industry in terms of initial production rates, with high initial oil yields offsetting the impact of a higher gas mix. One of the company’s key competitive advantages is its “blocky” acreage position in parts of the Delaware, which provides opportunities to improve well productivity through longer laterals and upsized fracs. Additionally, the adoption of a strategy of multi-section development should help XEC outperform peers with respect to capital efficiency over the long run.” “[The Resolute] deal accelerates timeline for free cash flow generation and return of cash. This deal is positive, in our view. It improves the quality of XEC’s portfolio, provides accretion on EV/EBITDA, and strengthens growth. XEC highlighted that the deal will accelerate its transition to a FCF positive program to 2020 and that it expects to use that FCF to fund the return of cash to shareholders.” “We see several positives for the [Resolute] deal. First, the acquisition bolts on similarly productive acreage to Cimarex’s existing Reeves County position. Second, it is accretive on 2019E/20E CFPS/EPS metrics. Third, it is slightly positive on valuation multiple and NAV accretion. Fourth, Cimarex maintains its strong balance sheet.” “If you are fortunate enough to own the rights to develop core rock, then very shortly it will become apparent that those without will want what you have. EGN and REN are good examples of assets that belonged in bigger portfolios and I will argue that the majors are going to be looking for those packages to bolt on in the coming years.” January 9, 2019 November 20, 2018 November 19, 2018 January 22, 2019

Transaction clearly aligned with views of largest stockholders Page 18 As of the date of such letters “We therefore ask that Resolute’s Board immediately launch a formal process with the goal of selling or merging the Company with another Delaware Basin operator before year end ” 13D filer #1 9.7% shares o/s October 19, 2018 “We believe the Company needs to engage in the following actions immediately undertake a comprehensive strategic review, including reaching out to potential buyers and setting up a data room ” “Consequently, we call on the Board to immediately launch a formal process aimed at achieving a sale or merger of the Company in the nearest future ” “We firmly believe that it is in the best interest of Resolute’s ultimate shareholders, that the Board review the results of the strategic review once again.” Excerpts from letters to the Board from stockholders representing ~36% of shares outstanding1 13D filer #2 9.6% shares o/s October 22, 2018 13D filer #3 4.5% shares o/s October 22, 2018 13D filer #4 11.8% shares o/s October 31, 2018

Transaction timeline Cimarex advised of “no review” by SEC and transaction was granted early termination of Hart-Scott-Rodino review period Relevant dates Record date for vote was January 18, 2019 Form S-4 was effective on January 30, 2019 Definitive proxy statement/prospectus was mailed on January 30, 2019 Resolute stockholder meeting scheduled for February 22, 2019 Transaction requires affirmative vote of a majority of Resolute common shares outstanding Anticipated closing date of March 1, 2019 Page 19 S M T W T F S S M T W T F S 2 3 4 5 1 2 6 7 8 9 10 11 12 3 4 5 6 7 8 9 13 14 15 16 17 18 19 10 11 12 13 14 15 16 20 21 22 23 24 25 26 17 18 19 20 21 22 23 27 28 29 30 31 24 25 26 27 28 1 2 February 2019 January 2019

Certain risks relating to Resolute if merger voted down Would be required to quickly refinance $600 million in high yield debt Slowdown in operational activity since merger announcement would need to be reversed Ability to retain key employees would be challenging Premium in Resolute stock relative to peers would likely be erased Negative perception of failed deal Page 20

Compelling strategic rationale for Cimarex merger Page 21 $ $ ROR REN XEC Combination of two top tier Delaware Basin acreage positions with complementary operations Scale and credit profile of combined company significantly de-risks standalone Resolute business model Cimarex technical advances can be applied to further improve rates of return on Resolute acreage Investment grade balance sheet provides stability in a time of volatility in commodity and capital markets Thorough marketing process resulted in attractive valuation with potential upside in combined company

Appendix

Resolute director representatives Joseph Citarrella Joseph Citarrella is a Managing Principal at Monarch Alternative Capital LP (“Monarch”). In addition to his investment responsibilities at Monarch, Mr. Citarrella has served since August 2017 as non-executive Chairman of the Board of Vanguard Natural Resources, Inc., a Houston-based independent oil and gas company. Prior to joining Monarch in May 2012, Mr. Citarrella was an Associate at Goldman Sachs in the Global Investment Research group, covering the integrated oil, exploration and production, and refining sectors. Mr. Citarrella received a B.A. in Economics from Yale University. Wilkie S. Colyer Mr. Colyer currently serves as President, Chief Executive Officer and a Director of Contango Oil and Gas. Most recently, he served as Principal for Goff Capital, Inc., the family office of John Goff, and Senior Vice President, Investments of Goff Focused Strategies LLC, an exempt reporting advisor with the SEC and the State of Texas. Mr. Colyer was responsible for the firms’ energy investing and held a material role in public and private investments in sectors including financial services and real estate, among others. Mr. Colyer currently serves on the Board of Directors of two publicly held oil and gas producers in which Mr. Goff holds a significant interest, Resolute Energy Corporation and Mid-Con Energy Partners, LP. Mr. Colyer received a Bachelor of Arts in Economics from the University of Texas at Austin. Mr. Colyer holds the Chartered Financial Analyst (“CFA”) designation and is a member of the CFA Society of Dallas-Fort Worth. Robert J. Raymond Robert J. Raymond is the founding member and portfolio manager of RR Advisors, LLC d/b/a RCH Energy, which acts as the Registered Investment Advisor (RIA) to a series of private investment partnerships and separately managed accounts. RR Advisors, LLC was founded in 2004 in partnership with Trammell Crow Interests Company, d/b/a Crow Family Holdings, and its affiliates (collectively, “Crow Family Holdings”), a family office headquartered in Dallas, TX. Mr. Raymond joined Crow Family Holdings in May of 1994 and subsequently built and managed their energy investment program from 1996-2004. Mr. Raymond is a founding member and advisory board member of IOG Capital, LP, an independent board member of Navitas Midstream, LLC, Decisions Sciences International Corporation, Streamline Chemical Corporation, V EYE P, LLC and a board member of the Episcopal School of Dallas. Mr. Raymond is involved in several private investment activities related to the oil and gas industry including the oilfield services sector, minerals, royalties and specialized technology applications. Mr. Raymond graduated from the University of Wisconsin in 1994 with a Bachelor of Arts Degree in Economics. Page 23

Resolute management representatives Richard F. Betz Richard F. Betz has been Chief Executive Officer and a member of the Board since January 2017 and prior to that was Executive Vice President and Chief Operating Officer of Resolute from March 2012 through December 2016, Senior Vice President, Strategy and Planning of Resolute from September 2009 to March 2012, and Vice President— Business Development of Resolute from July 2009 to September 2009. He was Vice President, Business Development of Resolute and affiliates since their founding in 2004. From September 2001 to January 2004, Mr. Betz was involved in various financial consulting activities related to the energy industry. Prior to that, Mr. Betz spent 17 years with Chase Securities and successor companies, where he was involved primarily in oil and gas corporate finance. Mr. Betz was a Managing Director in the oil and gas investment banking coverage group with primary responsibility for mid-cap exploration and production companies as well as leveraged finance and private equity. In that capacity, Mr. Betz worked with the HS Resources management team for approximately twelve years. Mr. Betz received a B.S. in Finance from Villanova University and an MBA from the Wharton School at the University of Pennsylvania. Theodore Gazulis Theodore Gazulis has been Executive Vice President and Chief Financial Officer since March 2012, was Senior Vice President and Chief Financial Officer of Resolute from September 2009 to March 2012, and was Vice President of Finance, Chief Financial Officer and Treasurer of Resolute from July 2009 to September 2009. He had been Vice President—Finance, Chief Financial Officer, Treasurer and Assistant Secretary of Resolute and affiliates since their founding in 2004. Mr. Gazulis served as a Vice President of HS Resources from 1984 until its merger with Kerr-McGee Corporation in 2001. Mr. Gazulis had primary responsibility for HS Resources’ capital markets activity and for investor relations and information technology. Subsequent to HS Resources’ acquisition by Kerr-McGee Corporation and prior to the formation of Resolute, Mr. Gazulis was a private investor and also undertook assignments with two privately-held oil and gas companies. Prior to joining HS Resources, he worked for Amoco Production Company and Sohio Petroleum Company. Mr. Gazulis received an AB with Distinction from Stanford University and an MBA from the UCLA Anderson Graduate School of Management. Mr. Gazulis is a member of the American Association of Petroleum Geologists. Michael N. Stefanoudakis Michael N. Stefanoudakis has been Executive Vice President, Corporate Development/Strategy, General Counsel and Secretary since November 2017, was Executive Vice President, General Counsel and Secretary from February 2017 until November 2017 and was Senior Vice President, General Counsel and Secretary of Resolute from July 2010 to February 2017. From April 2009 until June 2010, Mr. Stefanoudakis served as Senior Vice President, Secretary and General Counsel of StarTek, Inc., an NYSE-listed company in the business processing outsourcing industry. From 2006 to 2008, Mr. Stefanoudakis was Vice President and General Counsel at BioFuel Energy Company, a NASDAQ-listed company in the ethanol production industry. From 2004 to 2006, Mr. Stefanoudakis served as Vice President and General Counsel of Patina Oil & Gas Corporation, an NYSE-listed oil and gas exploration company, until its merger with Noble Energy, Inc. Prior to his public company experience, Mr. Stefanoudakis spent eight years as a practicing attorney, most recently at the legal firm Hogan & Hartson LLP (now Hogan Lovells). Mr. Stefanoudakis graduated from the University of San Diego with a B.A. in Economics in 1993 and from Harvard Law School with a J.D. in 1996. He is admitted to the practice of law in Colorado and is a member of local, state and national bar associations. Page 24

Cimarex standalone net acreage 259,000 total net acres 31,384 net acres in Lea County 61,853 net acres in Reeves County 100,000+ net acres in Culberson/White City Page 25 Delaware Basin

Cimarex total net acreage 326,000 total net acres 116,500 net acres in Meramec 135,625 net undeveloped acres in Woodford Page 26 Mid-Continent